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Exhibit 99.1

Press release

EMBARGOED FOR PUBLICATION UNTIL 08.00AM (BST) FRIDAY, JULY 4, 2003

Bookham Technology plc
announces the acquisition of the business of Cierra Photonics, Inc

        Oxfordshire, UK—July 4, 2003:    Bookham Technology plc (LSE: BHM; NASDAQ: BKHM) today announced that it has entered into an agreement to acquire substantially all of the business and assets of Cierra Photonics, Inc. ("Cierra Photonics"), a company based in Santa Rosa, California, employing approximately 39 people.

Cierra Photonics designs and manufactures thin-film filters and other components for the fiber optic telecommunications industry. The company's Advanced Energetic Deposition (AED) technology is a specialised process for wafer-scale deposition of extremely well-controlled films that results in thin-film components that have lower costs, high yields and industry-leading optical performance.

Under the terms of the agreement, Bookham Technology will acquire substantially all of the assets and certain liabilities of Cierra Photonics. The consideration for the acquisition will comprise the issue to Cierra Photonics of 3,071,484 new ordinary shares in Bookham Technology. These shares will be issued on completion, which is expected to take place later today or shortly thereafter.

Based on the closing price of the ordinary shares of Bookham on July 3, 2003, the consideration for the acquisition is valued at approximately £2.25 million.

In addition and subject to the satisfactory fulfilment of specific sales milestones over the next two years, a potential further 4,200,000 ordinary shares in Bookham Technology could be issued to Cierra Photonics.

Application has been made to admit the new ordinary shares in Bookham Technology to the Official list of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. Admission of the new shares is expected to take place following completion of the acquisition.

"We believe that our acquisition of the business and assets of Cierra Photonics opens up to us a large market area where we have not been present to date, and that it should help fuel our growth in this area. This acquisition, though small in scale, underscores our commitment to expand our position in the marketplace" said Giorgio Anania, Bookham Technology's President and CEO.

–ends–

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Sarah Marsland/ Juliet Clarke Financial Dynamics Tel: +44 (0) 20 7831 3113

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland and offices in the US, France, Italy and Japan, and employs approximately 1900 people worldwide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, failure to realize the anticipated benefits of our acquisition of the business of Cierra Photonics, Inc., recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 19, 2003. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

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  Exhibit 99.1
Bookham Technology plc announces the acquisition of the business of Cierra Photonics, Inc